

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 13, 2007

By Facsimile and U.S. Mail

Gerard Guez
Chairman of the Board
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, CA 90023

> **Re: Tarrant Apparel Group**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on March 27, 2007**
>
> **Form 10-K/A for the year ended December 31, 2005**
> **Filed on October 11, 2007**
> **File No. 0-26006**

Dear Mr. Guez:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 3, 2007. Our review resulted in the following accounting comments.

Tarrant Apparel Group Form 10-K for the year ended December 31, 2006

1. We note your response to comment three of our letter dated November 6, 2007. Your equity method income has decreased materially over the past three years. Furthermore, in 2005 equity income represented more than 60% of Tarrant's net income. Please revise your discussion to provide a meaningful explanation regarding the material decrease in equity method income for each of the periods presented. In addition, please quantify the amount of the inventory write-down which you note in your response was another factor in the decrease in American Rag's income. Explain the nature of the write-down.

2. We note your response to comment four of our letter dated November 6, 2007. We are uncertain why you are calculating your weighted average cost of capital (WACC) at the divisional level. We assume American Rag is a Company investment and therefore it would seem appropriate to calculate the WACC using the consolidated financial statements of Tarrant Apparel. In this regard, please provide to us impairment tests for 2005 and 2006 which reflect revised WACC calculations performed at the parent level. To the extent applicable, please discuss any changes in assumptions between the 2005 and 2006 impairment tests.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant